Mail Stop 3720

May 11, 2007

Via U.S. Mail and Fax
Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

>   RE: **Vodafone Group Public Limited Company**
>   **Form 20-F for the fiscal year ended March 31, 2006**
>   **Filed June 14, 2006**
>   **File No. 001-10086**

Dear Mr. Halford:

        We have reviewed your supplemental response letter dated April 13, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 29, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for the year ended March 31, 2006
Note 2 – Significant Accounting Policies, page 75
Revenue Recognition, page 76

1. We note that you provide sales incentives to intermediaries to connect and upgrade new and existing customers. Please describe these sales incentives offered to intermediaries. Please explain what you mean when you state that such sales incentives are expensed when separable from the initial sale of equipment. Addressing in detail paragraph 9 of EITF 01-09, tell us why under US GAAP these sales incentives are expensed and not considered a reduction in revenue. Also, tell us the accounting guidance you followed under IFRS in your sales incentive accounting.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director